Exhibit 21.1
List of Subsidiaries of NY Credit Corp.

Jurisdiction of Incorporation or
Subsidiary	Organization

NY Credit Operating Company LLC	Delaware
NYCC GP LLC	Maryland
NY Credit Operating Partnership LP	Delaware
NY Credit Subsidiary REIT I Inc.	Maryland
NY Credit Securities, LLC	Delaware
NY Credit TRS Inc.	Delaware
NY Credit Funding I, LLC	Delaware
NY Credit Funding II, LLC	Delaware